Exhibit 99.1

GOLD STANDARD FILES 40-F WITH SEC ON EDGAR

March 28, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE American: GSV) (“Gold Standard” or the “Company”) today announced that its Form 40-F has been filed with the SEC on EDGAR (www.sec.gov) together with the Company’s Audited Consolidated Financial Statements and its Management's Discussion and Analysis for the year ended December 31, 2018. The Company’s Shareholders may, upon request, receive a hard copy of the Company's complete audited financial statements free of charge. To review these documents on the Company’s website, please see https://goldstandardv.com/investors/filings/filings-financials/.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com